Exhibit 99.1

Performance Sports Group Reports Record Fiscal Fourth Quarter and Full Year 2014 Results

EXETER, NH — August 12, 2014 — Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) (“PSG” or the “Company”), a leading developer and manufacturer of high performance sports equipment and apparel, reported financial results for its fiscal fourth quarter and full year ended May 31, 2014. All figures are in U.S. dollars.

On April 15, 2014, the Company completed the Easton Baseball/Softball acquisition from BRG Sports (formerly Easton-Bell Sports). Unless otherwise specified, the Company’s financial information outlined herein includes Easton Baseball/Softball’s operating results from the acquisition date.

Fiscal Q4 2014 Financial Highlights vs. Year-Ago Quarter

•                     Revenues up 30% to $112.9 million (35% in constant currency)

•                     Hockey revenues up 9% (14% in constant currency)

•                     Lacrosse revenues up 29%

•                     Adjusted Gross Profit up 22% to $43.8 million

•                     Adjusted EBITDA up 52% to $21.3 million

•                     Adjusted Net Income up 12% to $10.8 million or $0.29 per diluted share

•                     Intellectual property litigation settled with BRG Sports for a gain of $6.0 million (a $0.09 benefit per diluted share, net of related expenses)

•                     Adjusted Net Income excluding the impact of the Easton Baseball/Softball acquisition and the intellectual property litigation settlement of $0.23 per diluted share

Management Commentary

“Fiscal 2014 was a year of significant transformation for our organization,” said Kevin Davis, president and CEO of Performance Sports Group. “In addition to numerous successful product rollouts and strong growth in our hockey, lacrosse, and apparel businesses, we enhanced our leading performance sports platform with the acquisition of Easton Baseball/Softball. With the acquisition complete, we now hold the No. 1 North American market share in diamond sports and No. 1 worldwide market share in hockey.”

“We are meeting or exceeding all of our integration milestones for the EASTON operations and I am very happy with the way our entire organization is working to ensure a smooth integration process,” continued Davis. “Global demand for our platform of brands continues to accelerate. Hockey sales remained strong, led by the launch of several new products and apparel, including the NEXUS line of sticks which drove 41% growth in the fourth quarter in our largest dollar market share opportunity in hockey. Our hockey team apparel and uniform business also grew an impressive 37% in the fourth quarter as we continue to build momentum with this significant growth opportunity. Our lacrosse business also continues to grow at healthy double-digit rates with strong sales of the new CASCADE “R” helmet and various new Maverik products.

“PSG’s expansion into new sports and apparel is a perfect example of our ability to enhance our performance sports platform. As we’ve proven with our hockey business, we expect to raise the bar of innovation across all of our brands with world class R&D, strong intellectual property and, most importantly, a dedication to connecting with our core consumers. Despite continued currency headwinds, our goal is to deliver another record year of top and bottom-line performance in fiscal 2015.”

Fiscal Q4 2014 Financial Results

Revenues in the fiscal fourth quarter of 2014 increased 30% to $112.9 million compared to $86.7 million in the same year-ago quarter. On a constant currency basis, revenues were up 35%. The increase was due to strong growth in ice hockey equipment and lacrosse as well as the addition of the EASTON and COMBAT diamond sports businesses, partially offset by an unfavorable impact from foreign exchange.

Excluding the results of the Easton Baseball/Softball and Combat Sports acquisitions, as well as the impact from foreign exchange, revenues grew organically by 15%.

Adjusted Gross Profit (a non-IFRS measure) in the fourth quarter increased 22% to $43.8 million compared to $35.9 million in the year-ago quarter. As a percentage of revenues, Adjusted Gross Profit was 38.8% compared to 41.4% in the same year-ago period. The decrease in Adjusted Gross Profit margin was primarily driven by an unfavorable impact from foreign exchange and Easton Baseball/Softball’s lower gross margin during the six week period since the acquisition date. The Company’s period of ownership during the fourth quarter is a seasonally low revenue period for the Easton Baseball/Softball business. These factors more than offset improvements in ice hockey gross margin (see “Non-IFRS Measures” below for further discussion).

Selling, general and administrative (“SG&A”) expenses in the fourth quarter increased 17% to $27.4 million compared to $23.4 million in the year-ago quarter, primarily due to the addition of Easton Baseball/Softball as well as higher marketing and acquisition-related costs, partially offset by the gain from the intellectual property litigation settlement with BRG Sports. As a percentage of revenues and excluding acquisition-related charges, costs related to share offerings, share-based payment expenses, and the litigation settlement, SG&A expenses were 24.0% compared to 21.8% in the year-ago quarter.

R&D expenses in the fourth quarter increased 17% to $5.3 million compared to $4.6 million in the year-ago quarter, primarily due to continued focus on product development and the addition of EASTON and COMBAT. As a percentage of revenues, R&D expenses decreased to 4.7% compared to 5.3% in the year-ago quarter.

Adjusted EBITDA (a non-IFRS measure) increased 52% to $21.3 million compared to $14.0 million in the year-ago quarter. The increase was primarily due to higher Adjusted Gross Profit and a favorable realized gain on derivatives, as well as the favorable litigation settlement described above.

Adjusted Net Income (a non-IFRS measure) in the fourth quarter increased 12% to $10.8 million or $0.29 per diluted share, compared to $9.7 million or $0.26 per diluted share in the year-ago quarter. Adjusted Net Income in the fourth quarter includes the benefit of the aforementioned litigation settlement of $0.09 per diluted share, net of related expenses, and a $0.03 loss related to the acquisition of the Easton Baseball/Softball business. Adjusted EPS of $0.26 in the fourth quarter of Fiscal 2013 included a benefit of $0.05 per diluted share due to non-recurring tax-related items.

On May 31, 2014, working capital was $320.9 million compared to $200.9 million on May 31, 2013, primarily due to the acquisition of Easton Baseball/Softball. Excluding the acquisition, working capital was $225.3 million as of May 31, 2014, an increase of 12%. Total debt was $523.1 million compared to $171.7 million at May 31, 2013. The Company’s leverage ratio, defined as average net indebtedness divided by trailing twelve months EBITDA (a non-IFRS measure), stood at 4.78x as of May 31, 2014 compared to 2.70x one year ago. The increase reflects the Company’s financing of the Easton Baseball/Softball acquisition.

On June 25, 2014, the Company completed an underwritten public offering for total gross proceeds of approximately $126.5 million. PSG used the net proceeds of the offering to reduce leverage and repay approximately $119.5 million of the Company’s term loan facility, which was used to finance the Easton Baseball/Softball acquisition. Following the pay down, the Company’s leverage ratio stood at 3.66x.

Full Year Fiscal 2014 Financial Results

Revenues in fiscal 2014 increased 12% to $446.2 million compared to $399.6 million in fiscal 2013. On a constant currency basis, revenues were up 14%. Excluding the results of the EASTON, COMBAT, INARIA and CASCADE acquisitions, as well as the impact from foreign exchange and the Canadian tariff reduction, revenues grew organically by 6%.

Adjusted Gross Profit in fiscal 2014 increased 8% to $164.7 million compared to $153.0 million in fiscal 2013. As a percentage of revenues, Adjusted Gross Profit was 36.9% compared to 38.3% last year.

SG&A expenses increased 16% to $105.2 million compared to $90.4 million in fiscal 2013. As a percentage of revenues and excluding acquisition-related charges, costs related to share offerings, share-based payment expenses, and the impact of the litigation settlements, SG&A expenses remained flat at 19.8% compared to fiscal 2013.

R&D expenses increased 15% to $18.5 million compared to $16.1 million in fiscal 2013. As a percentage of revenues, R&D was 4.1% compared to 4.0% in the prior year.

Adjusted EBITDA (a non-IFRS measure) in fiscal 2014 increased 11% to $69.0 million compared to $62.3 million in fiscal 2013.

Adjusted Net Income (a non-IFRS measure) in fiscal 2014 was $37.3 million or $1.00 per diluted share, compared to $35.7 million or $0.98 per diluted share in fiscal 2013. Adjusted EPS in 2014 includes an $0.08 benefit from the litigation settlement with BRG Sports as well as additional expenses related to litigation matters, and a $0.03 loss related to the acquisition of the Easton Baseball/Softball business. Adjusted EPS in 2013 included a benefit of approximately $0.05 due to non-recurring tax-related items.

Conference Call

PSG will hold a conference call tomorrow, August 13, 2014 at 10:00 a.m. Eastern time to discuss its fiscal 2014 fourth quarter and full year results.

The Company’s President and CEO Kevin Davis and CFO Amir Rosenthal will host the conference call, followed by a question and answer period.

Date: Wednesday, August 13, 2014

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

Toll-free dial-in number: 1-888-359-3624

International number: 1-719-325-2354

Conference ID: 6392037

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay at http://public.viavid.com/index.php?id=110508 and via the investors section of the Company’s website at www.performancesportsgroup.com.

A replay of the conference call will be available after 1:00 p.m. Eastern time on the same day through August 27, 2014.

Toll-free replay number: 1-877-870-5176

International replay number: 1-858-384-5517

Replay ID: 6392037

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel. The Company has the most recognized and strongest brands in ice hockey, roller hockey, baseball and softball, and holds top market share positions in these sports. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.performancesportsgroup.com.

Non-IFRS Measures

Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures, such as Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss, to provide investors with a supplemental measure of its operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) non-cash charges to cost of goods sold resulting from fair market value adjustments to inventory as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions and (iv) other one-time or non-cash items. Adjusted EBITDA is defined as EBITDA (net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the credit facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation) before restructuring and other one-time or non-cash charges associated with acquisitions, other one-time or non-cash items, pre-initial public offering sponsor fees, costs related to share offerings, as well as share-based payment expenses. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition-related intangible assets for acquisitions since the Company’s initial public offering, costs related to share offerings, share-based compensation expense and other non-cash or one-time items.

Further discussion of these non-IFRS measures to the relevant reported results can be found in the tables at the end of this press release under “Non-IFRS Reconciliations” and in the Company’s MD&A for the fourth quarter.

All references to “constant currency” reflect the impact of translating the current period results at the monthly foreign exchange rates from the prior year period. This translation impact does not include the impact of foreign exchange on the Company’s direct material costs or gains/losses on derivatives. For more information, see “Factors Affecting our Performance — Impact of Foreign Exchange” in the Company’s MD&A.

Caution Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of applicable securities laws including with respect to the integration of the Easton Baseball/Softball operations, the introduction of technical innovation, and the Company’s financial performance goals for fiscal 2015. Forward-looking statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. The words “may,” “will,” “would,” “should,” “could,” “expects,” “plans,” “intends,” “trends,” “indications,” “anticipates,” “believes,” “estimates,” “predicts,” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties. Many factors could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands, inability to introduce new and innovative products, intense competition in the sporting equipment and apparel industries, inability to introduce technical innovation, inability to own, enforce, defend and protect intellectual property rights worldwide, inability to ensure third party suppliers will meet quality and regulatory standards, infringement of intellectual property rights of others, inability to translate booking orders into realized sales, change in the mix or timing of orders placed by customers, seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions, decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates, adverse publicity related to or reduced popularity of professional or amateur leagues in sports in which our products are used, reliance on third party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, consolidation of our customer base (and the resulting possibility of lower gross margin due to negotiated lower prices), change in the sales mix towards larger customers, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, inability to accurately forecast demand for products, insufficient sell through of our products at retail, inventory shrinkage or excess inventory, product liability claims and product recalls, changes in compliance standards of testing and athletic governing bodies, departure of senior executives or other key personnel, litigation, including certain class action lawsuits, employment or union related disputes, restrictive covenants in the Credit Facilities, inability to generate sufficient cash to service all the Company’s indebtedness, inability to successfully integrate new acquisitions, such as Easton Baseball/Softball, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, inability to continue making strategic acquisitions, inability to grow market share, volatility in the market price for Common Shares, possibility that we may need additional capital in the future, fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar, inability to manage foreign exchange derivative instruments, general adverse economic and market conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, including tax laws and unanticipated tax liabilities, inability of counterparties and customers to meet their financial obligations and natural disasters, as well as the factors identified in the “Risk Factors” section of the Company’s MD&A for the fourth quarter which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PERFORMANCE SPORTS GROUP LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in thousands of U.S. dollars)

	As of	As of
	May 31,	May 31,
	2014	2013
ASSETS
Current assets:
Cash	$6,871	$4,467
Trade and other receivables	205,649	113,682
Inventories	157,429	109,747
Income taxes recoverable	5,580	1,966
Foreign currency forward contracts	3,193	4,513
Prepaid expenses and other assets	6,062	3,084
Total current assets	384,784	237,459

Property, plant and equipment	12,482	10,509
Goodwill and intangible assets	410,050	152,644
Foreign currency forward contracts	—	1,119
Other non-current assets	475	721
Deferred income taxes	12,030	4,985
TOTAL ASSETS	$819,821	$407,437

LIABILITIES
Current liabilities:
Debt	$91,518	$10,774
Trade and other payables	42,116	22,548
Accrued liabilities	38,593	25,672
Provisions	5,564	2,041
Income taxes payable	3,788	989
Retirement benefit obligations	358	358
Total current liabilities	181,937	62,382

Debt	431,573	160,913
Provisions	257	383
Retirement benefit obligations	5,506	5,522
Other non-current liabilities	115	879
Deferred income taxes	2,606	918
TOTAL LIABILITIES	621,994	230,997

EQUITY
Share capital	145,970	141,397
Contributed surplus	13,426	9,562
Retained earnings	47,124	27,037
Accumulated other comprehensive loss	(8,693)	(1,556)
TOTAL EQUITY	197,827	176,440

TOTAL LIABILITIES & EQUITY	$819,821	$407,437

PERFORMANCE SPORTS GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(Expressed in thousands of U.S. dollars, except per share amounts)

	For the three months ended		For the twelve months ended
	May 31,		May 31,
	2014	2013	2014	2013

Revenues	$112,901	$86,740	$446,179	$399,593
Cost of goods sold	75,111	52,942	291,843	252,419

Gross profit	37,790	33,798	154,336	147,174

Selling, general and administrative expenses	27,401	23,375	105,212	90,435
Research and development expenses	5,313	4,562	18,454	16,056

Income before finance costs, finance income, gain on bargain purchase, other expenses and income tax expense (benefit)	5,076	5,861	30,670	40,683

Finance costs	10,054	1,818	13,983	8,566
Finance income	(4,485)	(1,250)	(11,177)	(2,000)
Gain on bargain purchase	—	(1,190)	—	(1,190)
Other expenses	206	25	353	158

Income before income tax expense (benefit)	(699)	6,458	27,511	35,149

Income tax expense (benefit)	(969)	311	7,424	9,817

Net income	$270	$6,147	$20,087	$25,332

Other comprehensive income (loss):

Items that may be reclassified to net income (loss):
Foreign currency translation differences	1,106	(653)	(6,917)	(120)

Items that will not be subsequently reclassified to net income (loss):
Actuarial gains (losses) on defined benefit plans, net	(260)	(191)	(220)	(217)
Other comprehensive income (loss), net of taxes	846	(844)	(7,137)	(337)

Total comprehensive income	$1,116	$5,303	$12,950	$24,995

Basic earnings per common share	$0.01	$0.18	$0.57	$0.74
Diluted earnings per common share	$0.01	$0.17	$0.54	$0.70

PERFORMANCE SPORTS GROUP LTD.

RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT (UNAUDITED)

(Expressed in millions of U.S. dollars)

	Three Months Ended		Twelve Months Ended
	May 31,		May 31,
	2014	2013	2014	2013

Gross profit	$37.8	$33.8	$154.3	$147.2

Amortization & depreciation of intangible assets	2.2	0.9	4.8	3.6
Inventory step-up / step-down & reserves	3.6	0.7	4.6	1.7
Other	0.2	0.5	1.0	0.5

Adjusted Gross Profit	$43.8	$35.9	$164.7	$153.0

PERFORMANCE SPORTS GROUP LTD.

RECONCILIATION OF NET INCOME TO EBITDA AND TO ADJUSTED EBITDA (UNAUDITED)

(Expressed in millions of U.S. dollars)

	Three Months Ended		Twelve Months Ended
	May 31,		May 31,
	2014	2013	2014	2013

Net income	$0.3	$6.1	$20.1	$25.3

Income tax expense (benefit)	(1.0)	0.3	7.4	9.8
Depreciation & amortization	3.8	2.1	10.4	7.8
Loss on extinguishment of debt	2.6	—	2.6	0.3
Gain on bargain purchase	—	(1.2)	—	(1.2)
Loss on disposal of fixed assets	0.2	—	0.2	—
Interest expense, net	3.4	1.3	7.5	6.6
Deferred financing fees	0.5	0.4	1.6	1.5
Unrealized (gain)/loss on derivative instruments, net	3.5	(0.8)	2.0	(0.9)
Foreign exchange (gain)/loss	(2.1)	0.1	(4.8)	(0.5)
EBITDA	$11.2	$8.3	$47.0	$48.7

Acquisition Related Charges:
Inventory step-up / step-down & reserves	3.6	0.7	4.5	1.7
Rebranding / integration costs (adjustments)	2.2	1.1	4.1	3.2
Acquisition costs	2.4	0.5	7.3	2.6
Subtotal	$8.2	$2.3	$15.9	$7.5

Costs related to share offerings	0.1	—	0.5	0.8

Share-based payment expense	1.6	1.7	4.5	3.6

Other	0.2	1.7	1.1	1.7

Adjusted EBITDA	$21.3	$14.0	$69.0	$62.3

PERFORMANCE SPORTS GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME AND TO ADJUSTED EPS (UNAUDITED)

(Expressed in millions of U.S. dollars, except share and per share amounts)

	Three Months Ended		Twelve Months Ended
	May 31,		May 31,
	2014	2013	2014	2013

Net income	$0.3	$6.1	$20.1	$25.3

Unrealized foreign exchange loss / (gain)	1.8	(0.5)	(1.5)	(1.1)
Costs related to share offerings	0.1	—	0.5	0.8
Acquisition-related charges	10.1	2.8	19.6	9.5
Share-based payment expense	1.6	1.7	4.5	3.6
Other	3.0	0.5	3.9	0.8

Tax impact on above items	(6.1)	(0.9)	(9.8)	(3.2)

Adjusted Net Income	$10.8	$9.7	$37.3	$35.7

Average diluted shares outstanding	37,871,858	36,887,222	37,496,996	36,407,008

Adjusted EPS	$0.29	$0.26	$1.00	$0.98

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Tory Mazzola

Global Communications Manager

Tel 1-603-430-2111

media@performancesportsgroup.com